UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PORTAL SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

736126301

(CUSIP Number)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 736126301	13D	Page 2 of 9

(1)	Name of reporting persons

ORACLE CORPORATION

S.S. or I.R.S. identification Nos. of above persons

54-2185193
(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

N/A
(6)	Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power

0
(8) Shared voting power

11,533,603 [1]
(9) Sole dispositive power

0
(10) Shared dispositive power

0

(11)	Aggregate amount beneficially owned by each reporting person

0 [1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares	☒

(13)	Percent of class represented by amount in Row (11)

25.0% [2]
(14)	Type of reporting person

CO and HC
[1]	An aggregate of 11,533,603 shares of Portal Software, Inc. (“Issuer”) common stock are subject to agreements dated April 11, 2006 (the “Voting Agreements”) entered into by Oracle Systems Corporation (“OSC”), a wholly owned subsidiary of Oracle Corporation (“Oracle”), and each of the stockholders listed on Schedule B attached hereto (discussed in Items 3 and 4 below). OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of April 6, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Voting Agreements represents approximately 25.0% of the outstanding Issuer common stock.
[2]	OSC and Oracle together as a group have shared voting power of 25.0% of the outstanding Issuer common stock. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.

CUSIP NO.	13D	Page 3 of 9

(1)	Name of reporting persons

ORACLE SYSTEMS CORPORATION

S.S. or I.R.S. identification Nos. of above persons

94-2871189
(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

N/A
(6)	Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power

0
(8) Shared voting power

11,533,603 [1]
(9) Sole dispositive power

0
(10) Shared dispositive power

0

(11)	Aggregate amount beneficially owned by each reporting person

0 [1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares	☒

(13)	Percent of class represented by amount in Row (11)

25.0% [2]
(14)	Type of reporting person

CO and HC
[1]	An aggregate of 11,533,603 shares of Issuer common stock are subject to agreements dated April 11, 2006 (the “Voting Agreements”) entered into by OSC and each of the stockholders listed on Schedule B attached hereto (discussed in Items 3 and 4 below). OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of April 6, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Voting Agreements represents approximately 25.0% of the outstanding Issuer common stock.
[2]	OSC and Oracle together as a group have shared voting power of 25.0% of the outstanding Issuer common stock. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Portal Software, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 10200 South De Anza Boulevard, Cupertino, CA 95014.

Item 2. Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”) and Oracle Systems Corporation, a Delaware corporation and a wholly owned subsidiary of Oracle (“OSC”). The address of the principal business and the principal office of each of Oracle and OSC is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle and OSC is set forth on Schedule A.

During the last five years, none of Oracle and OSC and, to the knowledge of Oracle and OSC, any of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 11, 2006, Issuer, OSC and Potter Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of OSC (“Potter Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the consummation of the tender offer to acquire all of the Shares of Issuer and satisfaction or waiver of the other conditions therein, Potter Merger Sub will merge with and into Issuer (the “Merger”).

As an inducement to enter into the Merger Agreement, and in consideration thereof, OSC entered into an agreement with each of:

•	John E. Little as Trustee for the John Little Trust dated February 1, 2000

•	David S. Labuda as Trustee for the David S. Labuda Separate Trust U/D/T dated December 30, 1998; as a Trustee for the Labuda Community Trust U/D/T dated December 30, 1998; as a Director for the Labuda Family Foundation; and as an Individual

•	Bhaskar M. Gorti

•	Marc Aronson

•	Maury Austin

•	Larry Bercovich

•	J. David Martin

•	Richard A. Moran

•	Jerome M. Behar

•	Karen Riley

•	Robert K. Eulau

•	Robert T. Bond

(each a “Stockholder”), dated as of the date of the Merger Agreement (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has (i) granted to the Board of Directors of OSC an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (ii) agreed to tender and not withdraw its beneficially held Shares pursuant to and in accordance with the terms of the tender offer made by OSC in the Merger Agreement.

The proposed transaction is valued at approximately $220 million (based on a fully-diluted equity value). Potter Merger Sub expects to fund the consideration payable pursuant to the Merger Agreement through OSC’s internally available cash and securities and cash generated from operations.

Shared voting power with respect to the Shares owned by the Stockholders was acquired through execution of the Voting Agreements. Oracle and OSC have not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially owned (for purposes of Rule 13d-3 under the Exchange Act) by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the form of the Voting Agreements is attached as Exhibit 2 to this Schedule 13D.

Item 4. Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among OSC and the Stockholders party thereto in connection with the Merger and the related Merger Agreement.

In connection with the Merger, Issuer has granted to OSC an option (the “Top-Up Option”) to purchase that number of shares equal to the lowest number of shares that, when added to the number of shares owned by Potter Merger Sub at the time of such exercise, shall constitute one share more than 90% at the shares then outstanding at a price per share equal to the price per share paid in the tender offer, subject to certain exceptions more fully described in the Merger Agreement.

Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of OSC and (ii) each Share will be converted into the right to receive $4.90 in cash, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Shares outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be assumed by Oracle and converted into options to acquire shares of Oracle common stock based on formulae contained in the Merger Agreement.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Safra A. Catz and Daniel Cooperman, the directors of Potter Merger Sub, will serve as directors of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Potter Merger Sub will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law and (iii) the certificate of incorporation and bylaws of Potter Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation and bylaws of Issuer.

Following the Merger, the Shares will no longer be traded in the over-the-counter “pink-sheets,” there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, neither Oracle nor OSC has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, OSC and Oracle have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own (with sole right to vote and to dispose of) any Shares.

As a result of the Voting Agreements, Oracle and OSC may be deemed to have the power to vote up to 11,533,603 Shares (including options to purchase 2,871,965 Shares exercisable within 60 days of April 11, 2006) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle and OSC may be deemed to be the beneficial owner of an aggregate of 11,533,603 Shares. All Shares that may be deemed to be beneficially owned by Oracle and OSC constitute approximately 25.0% of the issued and outstanding Shares as of April 6, 2006 (as represented by Issuer in the Merger Agreement).

Oracle and OSC (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5(a) and (b), none of Oracle and OSC and, to the knowledge of Oracle and OSC, any persons named in Schedule A hereto beneficially owns any Shares.

(c) Except for the agreements described above, to the knowledge of Oracle and OSC, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).

(d) To the knowledge of Oracle and OSC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of Oracle and OSC, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger among Oracle Systems Corporation, Potter Acquisition Corporation and Portal Software, Inc., dated April 11, 2006.

Exhibit 2	Form of Tender and Voting Agreement between Oracle Systems Corporation and each of the Stockholders party thereto, dated April 11, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 21, 2006

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Daniel Cooperman Senior Vice President, General Counsel and Secretary

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman
Daniel Cooperman Senior Vice President, General Counsel and Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE AND OSC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Donald L. Lucas	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305

Jack F. Kemp	Chairman of Kemp Partners 1901 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 200006

Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211

Safra A. Catz	President and Chief Financial Officer

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305

Joseph A. Grundfest	William A. Franke Professor of Law and Business at Stanford Law School 559 Nathan Abbott Way, Stanford, CA 94305

H. Raymond Bingham	Former Executive Chairman of Cadence Design Systems, Inc. 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025

Charles E. Phillips, Jr.	President

Naomi O. Seligman	Senior Partner of Ostriker Von Simson 220 East 61st Street, New York, NY 10021

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Keith G. Block	Executive Vice President, North America Sales and Consulting

Sergio Giacoletto	Executive Vice President, Europe, Middle East and Africa Sales and Consulting; Swiss and Italian Citizen

Juergen Rottler	Executive Vice President, Oracle Support and Oracle On Demand; German Citizen

Charles A. Rozwat	Executive Vice President, Server Technologies

Derek H. Williams	Executive Vice President, Asia Pacific Sales and Consulting; U.K. Citizen

Daniel Cooperman	Senior Vice President, General Counsel and Secretary

Jennifer L. Minton	Senior Vice President, Global Finance and Operations

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Systems Corporation (“OSC”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OSC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors
Safra A. Catz	President and Chief Financial Officer
Daniel Cooperman	Senior Vice President, General Counsel and Secretary

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Lawrence J. Ellison	Chief Executive Officer
Charles E. Phillips, Jr.	President

Schedule B

Stockholder	Shares Owned		Shares issuable upon exercise of outstanding options or warrants
John E. Little as Trustee for the John Little Trust dated February 1, 2000	6,610,305		422,000
David S. Labuda as Trustee for the David S. Labuda Separate Trust U/D/T dated December 30, 1998; as a Trustee for the Labuda Community Trust U/D/T dated December 30, 1998; as a Director for the Labuda Family Foundation; and as an Individual	1,858,084	*	956,300	**
Bhaskar M. Gorti	57,883		475,000
Marc Aronson	40,379		423,065
Maury Austin	44,380		335,000
Larry Bercovich	30,607		155,000
J. David Martin	20,000		20,800
Richard A. Moran	0		20,800
Jerome M. Behar	0		16,000
Karen Riley	0		16,000
Robert K. Eulau	0		16,000
Robert T. Bond	0		16,000

*	Includes 22,000 shares held by the Labuda Family Foundation (over which Mr. Labuda has shared voting power), 220,248 shares held by the Labuda Community Trust U/D/T dated December 30, 1998 (all of which are, as of the date hereof, in the process of being transferred to Mr. Labuda’s former spouse) and 13,298 shares held by Mr. Labuda as an individual that are in the process of being transferred to Mr. Labuda’s former spouse.
**	Includes 178,930 shares underlying outstanding options that are in the process of being transferred to Mr. Labuda’s former spouse.